As filed with the Securities and Exchange Commission on March 29, 2012

Registration No. 333-176669

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1
to

Form F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DHT HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	26 New Street St. Helier, Jersey JE2 3RA Channel Islands +44 (0) 1534 639759	N/A
(State or other jurisdiction of incorporation or organization)	(Address and telephone number of registrant’s principal executive offices)	(I.R.S. Employer Identification Number)

C T Corporation

111 Eighth Avenue

New York, New York 10011

(212) 550-9070

(Name, address and telephone

number of agent for service)

With copies to:

Erik R. Tavzel, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

Explanatory Note

DHT Holdings, Inc., a Republic of Marshall Islands corporation (the “Company”), is filing this Post-Effective Amendment No. 1 to the registration statement on Form F-3, Registration No. 333-176669, dated September 2, 2011, as amended by Amendment No. 1, dated October 3, 2011 (collectively, the “Registration Statement”), pertaining to the sale of the Company’s common stock, preferred stock and debt securities (collectively, the “Securities”), which may be sold from time to time in one or more offerings of one or more series up to a total aggregate amount of $300,000,000.  The Company is filing this Post-Effective Amendment No. 1 to the Registration Statement pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), for the sole purpose of updating the exhibit list in Item 9 of Part II of the Registration Statement in order to add Exhibits 4.2, 4.3, 4.4, 99.1, 99.2, 99.3 and 99.4.  Accordingly, no changes have been made to Part I of the Registration Statement or Items 8 and 10 of Part II of the Registration Statement.  This Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Item 9 of Part II of the Registration Statement, as amended.  Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 9. Exhibits.

The exhibits listed in the following table have been filed as part of this registration statement.

Number	Exhibit Description

1.1	Form of Underwriting Agreement (for equity securities)†

1.2	Form of Underwriting Agreement (for debt securities)*

4.1	Form of Debt Securities Indenture†

4.2	Specimen Certificate for Shares of Series A Participating Preferred Stock***

4.3	Form of Certificate of Designation of Series A Participating Preferred Stock***

4.4	Form of Subscription Form***

5.1	Opinion of Reeder & Simpson P.C.†

5.2	Opinion of Cravath, Swaine & Moore LLP regarding legality†

8.1	Opinion of Cravath, Swaine & Moore LLP regarding certain U.S. tax matters†

12.1	Computation of Ratio of Earnings to Fixed Charges†

21.1	List of Subsidiaries of DHT Holdings, Inc.†

23.1	Consent of Ernst & Young AS†

23.2	Consent of Reeder & Simpson P.C. (contained in Exhibit 5.1)†

23.3	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.2)†

23.4	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 8.1)†

24.1	Powers of Attorney†

25.1	Statement of Eligibility of Trustee**

99.1	Form of Instructions as to Use of Subscription Forms***

99.2	Form of Letter to Record Holders***

99.3	Form of Letter to Nominee Holders Whose Clients are Beneficial Owners***

99.4	Form of Letter to Clients of Nominee Holders***

†	Previously filed.

*

To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report of the registrant filed pursuant to the Exchange Act and incorporated herein by reference.

**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act of 1939.

***	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3, and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oslo, Norway, on March 29, 2012.

DHT HOLDINGS, INC.

By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

	*	Chief Executive Officer (Principal Executive Officer)	March 29, 2012
Svein Moxnes Harfjeld
Chief Financial Officer
	*	(Principal Financial Officer and Principal Accounting Officer)	March 29, 2012
Eirik Ubøe

	*	Chairman and Director	March 29, 2012
Erik Lind

	*	Director	March 29, 2012
Robert N. Cowen

	*	Director	March 29, 2012
Randee Day

	*	Director	March 29, 2012
Rolf Wikborg

	*	Director	March 29, 2012
Einar Michael Steimler

	*	Authorized Representative in the United States	March 29, 2012
Donald J. Puglisi Managing Director Puglisi & Associates

/s/ Eirik Ubøe
* By:	Eirik Ubøe
Attorney-in-Fact